MTBC, INC.

7 Clyde Road

Somerset, New Jersey 08873

July 12, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:	Ms. Folake Ayoola

Re:	MTBC, Inc. Acceleration Request for Registration Statement on Form S-3
Commission File No. 333-232493

Dear Ms. Ayoola:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, (the “Act”), MTBC, Inc. (the “Company”) hereby requests that the effective date for the above captioned Registration Statement be accelerated so that it will be declared effective on July 15, 2019 at 4:00 p.m. Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. David Song, of Song P.C., at (212) 599-3077, or, in his absence, to Mr. Bill Korn, the Company’s chief financial officer, at (732) 873-5133 x133.

Sincerely,

MTBC, INC.

By:	/s/ Stephen Snyder
Stephen Snyder, CEO

cc: David Song, Song P.C.